MEDecision, Inc.
601 Lee Road
Chesterbrook Corporate Center
Wayne, Pennsylvania 19087
(610) 540-0202

December 11, 2006

Via EDGAR and Facsimile

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Barbara C. Jacobs, Esq., Assistant Director

Re:	MEDecision, Inc.
Registration Statement on Form S-1
Registration No. 333-136532

Dear Ms. Jacobs:

          MEDecision, Inc., a Pennsylvania corporation (the “Company”), hereby requests, pursuant to Rule 461 under the Securities Act of 1933, as amended, that the effective date of the Company’s Registration Statement on Form S-1, Registration No. 333-136532 (as amended, the “Registration Statement”), be accelerated so that the Company’s Registration Statement will become effective, pursuant to Rule 430B, at 3:00 p.m. Eastern Time on December 12, 2006, or as soon thereafter as practicable.

          In connection with this acceleration request, the Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and

•	the Company may not assert the Staff’s comments or the declaration of the Registration Statement’s effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please contact me at (610) 540-0202 if you have any questions or to confirm effectiveness.

Very truly yours,

MEDECISION, INC.

By:	/s/ Carl E. Smith
Carl E. Smith Chief Financial Officer

cc: Rebekah Toton, Esq.